UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release regarding the Ordinary General Stockholders’ Meeting held on February 21, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 22, 2018

Item 1

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY GENERAL STOCKHOLDERS' MEETING.

FEBRUARY 21st, 2018

ITEM I

Discussion and, if applicable, the approval for the creation of a fund for the repurchase of stocks of the Company.

R E S O L U T I O N S

FIRST.- “The Stockholders’ Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, approves the creation of a fund (the “Fund”) for the repurchase of stocks of the Company, pursuant to the provisions in article 56 paragraph IV of the Law on Stock Market, for an amount of Mx$12,800’000,000.00 (twelve thousand eight hundred million Mexican pesos). The funds for the Fund will come from the account “Income from previous years” and the amount will not exceed the total balance of the net profits of the Company, including retained earnings.”

SECOND.- “The Stockholders’ Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, approves the authorization of the Assets and Liability Committee (Alco) to design and execute the strategy of the Fund for repurchase of Stocks; it is also approved that the Committee shall ratify the persons designated by the CEO to be responsible for the operation and information on the Fund, including the signing and execution of the necessary agreements for the implementation of the Fund, without limitation, and to perform any necessary steps and procedures before any governmental authority and to obtain any authorizations, free of any responsibility derived from the performance of such actions.”

ITEM II

Appointment of Special Delegates for the formalization and fulfillment of the resolutions adopted by the Meeting.

R E S O L U T I O N

THIRD.- “Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil are authorized so that any of them, jointly or severally, on their own or via the persons that they may designate, carry out all and each one of the necessary steps and procedures in order to fulfill all the resolutions adopted by this Meeting.

Those same persons are also appointed as Special Delegates of this Meeting so that on behalf of the Company, any of them may appear before a Notary Public of their choosing in order to formalize the content of these minutes and, if considered necessary or convenient, to prepare, sign and present the notices required before any authority.

The Secretary and the Assistant Secretary of the Board of Directors of the Company are authorized to issue simple copies or certified copies of these minutes as requested and to perform the necessary comments in the corporate books of the Company.”